UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 1-13806

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rewards Network 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rewards Network Inc.

Two North Riverside Plaza, Suite 950

Chicago, Illinois 60606

REWARDS NETWORK 401(K) AND PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees

Rewards Network Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Rewards Network Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees

Rewards Network Inc. 401(k) and Profit Sharing Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of Rewards Network Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Rewards Network Inc. 401(k) and Profit Sharing Plan, as listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Virchow Krause & Company LLP

Chicago, Illinois

June 4, 2007

REWARDS NETWORK INC.

401(K) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments at fair value (NOTE 3):
Registered investment companies	$6,885,610	$5,686,254
Common stock of Rewards Network Inc.	2,483,996	2,085,082
Investment at contract value	275,179	189,683
Participant loans	205,234	88,655

Total investments	9,850,019	8,049,674

Receivables:
Company contributions	41,053	—
Participant loan payments receivable	3,117	—

Total receivables	44,170	—

TOTAL ASSETS	9,894,189	8,049,674

LIABILITIES
Liabilities
Excess contributions payable	—	874

TOTAL LIABILITIES	—	874

NET ASSETS AVAILABLE FOR BENEFITS	$9,894,189	$8,048,800

See accompanying notes to financial statements.

REWARDS NETWORK INC.

401(K) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ending December 31, 2007 and 2006

	2007	2006
ADDITIONS
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments in registered investment companies	$407,056	$658,009
Net (depreciation) appreciation in Rewards Network Inc. common stock	(442,266)	177,766
Interest	17,021	16,254

Total investment income	(18,189)	852,029

Contributions:
Participants	1,849,578	1,615,782
Company	1,130,543	529,655
Rollovers	35,286	62,806

Total contributions	3,015,407	2,208,243

Total additions	2,997,218	3,060,272

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	1,136,854	1,915,141
Administrative expenses	14,975	19,389

Total deductions	1,151,829	1,934,530

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,845,389	1,125,742
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	8,048,800	6,923,058

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$9,894,189	$8,048,800

See accompanying notes to financial statements.

REWARDS NETWORK INC.

401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1—Description of the Plan

The following description of the Rewards Network Inc. 401(k) and Profit Sharing Plan (the “Plan”) provides only general information. Users of the financial statements should refer to the plan document for a more complete description of the Plan’s provisions.

General

Rewards Network Inc. (the “Company”) participates in a defined contribution plan covering all employees of Rewards Network Inc., Rewards Network Establishment Services Inc., and Rewards Network Services Inc. (collectively the “Companies”). Effective January 1, 2006, all employees are immediately eligible to participate. Prior to that date the Plan covered substantially all full-time employees who were 21 years of age or older and had completed six months of service (at least 500 hours worked). To be eligible for the discretionary profit sharing contributions, an employee must be at least 21 years old and have had completed one year of service (1,000 hours worked). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Upon enrollment in the Plan, a participant may direct employee contributions to any combination of various investment options and may direct the Company contribution to other investment options after the Company contribution has been made to the participant’s account.

ING National Trust serves as the Corporate Trustee with two officers of the Company serving as plan representatives (collectively the “Trustee”).

Contributions

Prior to January 1, 2006, participants were eligible to contribute pre-tax salary deferral contributions of their eligible pay up to 15% of their total annual compensation, as defined in the plan document. Effective January 1, 2006, the Plan adopted Safe Harbor provisions whereby all eligible participants are automatically enrolled to contribute 3% of their compensation, each year to the Plan. Participants may contribute pretax salary deferral of 1% to 80% of their total annual compensation, subject to the limitations ($15,500 for 2007 and $15,000 for 2006) of the Internal Revenue Code (the “Code”) Section 402(g) by way of regular payroll deductions. Participants who have attained the age of 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($5,000 for 2007 and 2006), of Section 414(v) of the Code. The Company matches 100% up to 3% percent of the participants’ compensation, and 50% between 3% to 5% of the participant’s compensation in the form of Company stock.

Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). Additional contributions in Company stock may be made at the discretion of the Company. No discretionary contributions were made for the years ended December 31, 2007 and 2006. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s salary reduction contributions, rollover contributions and an allocation of the Company’s contributions and Plan earnings (net of administrative expenses). Allocations are based on the participant’s eligible compensation or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

REWARDS NETWORK INC.

401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1—Description of the Plan (continued)

Vesting

Participants are immediately vested in their salary reduction and rollover contributions plus earnings thereon. Participants who leave the Plan because of death, normal retirement, or disability retirement, as defined in the plan document, are considered 100% vested. Prior to January 1, 2006, Company contributions and earnings thereon vest in accordance with provisions of the Plan as follows:

Vesting Years of Service	Percentage Vested
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Effective January 1, 2006, Company contributions and earnings thereon are vested immediately.

Forfeited Accounts

The Plan provides that the non-vested portion of Company discretionary contributions forfeited by terminated participants shall be added to any Company discretionary contribution. Forfeitures of matching contributions will be used to reduce the Company’s matching contribution. If the participant returns to work for the Company before a consecutive five-year break in service, the forfeited account balances will be restored to the participant’s account as of the end of the Plan year in which the participant returned to work. For the years ended December 31, 2007 and 2006, the forfeitures totaled $21,990 and $486,570, respectively.

Payment of Benefits

Benefits may be paid to the participant or beneficiary upon death, disability, retirement or termination of employment, as defined in the Plan document. The Plan provides for normal retirement at age 65. The total vested portion of a participant’s account balance is distributed in the form of a lump-sum payment. A participant experiencing financial hardship, as defined in the plan document, may withdraw a portion of his or her account balance. Participants are not able to withdraw funds from employer directed safe harbor funds for financial hardship. Participants who have attained the age of 59- 1/2 may receive a distribution of all or any portion of their account balances.

Termination of Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

REWARDS NETWORK INC.

401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1—Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts, with certain restrictions as defined in the plan document, a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. These loans are secured by the balance in the participant’s account. At December 31, 2007 the loans bear an interest rate ranging from 8.25% to 9.25%, which are commensurate with local prevailing rates at the time the loans were made. Principal and interest is paid ratably through payroll deductions. Terms on general purpose loans are not to exceed five years and terms on primary residence loan terms are not to exceed 15 years.

Administrative Expenses

Certain administrative costs of the Plan have been borne by the Company.

NOTE 2—Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Common stock of the Company is stated at fair value using quoted market prices. Shares in registered investment companies are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. As described in Note 4, there is an investment recorded at contract value.

Net appreciation (depreciation) of investments included in the accompanying statements of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period. The net realized gains or losses on the sale of investments represents the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

REWARDS NETWORK INC.

401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 3—Investments

The following presents investments of the Plan as of December 31, 2007 and 2006 and investment income for the years then ended.

	2007		2006
Investments in Registered investment companies at fair value as determined by quoted market prices:
Mutual Discovery Fund	$814,362	*	$821,550
ING VP Index Plus LargeCap Portfolio	632,036	*	681,081
ING Fidelity VIP Contrafund Portfolio	727,730	*	578,484
The Growth Fund of America	635,754	*	535,695
ING Baron Small Cap Growth Portfolio	589,834	*	522,100
ING Solution 2035 Portfolio	660,971	*	443,264
ING JPMorgan Mid Cap Value Portfolio	463,754	*	422,104
Pioneer Fund	367,404		359,673
ING Solution 2025 Portfolio	279,018		217,761
ING Oppenheimer Strategic Income Portfolio	255,757		206,580
ING Solution 2045 Portfolio	423,773		194,569
ING T. RowePrice Capital Appreciation Portfolio	206,409		181,185
VVIF-Diversified Value Portfolio	191,826		149,306
ING Intermediate Bond Fund	154,882		140,797
ING Solution 2015 Portfolio	157,833		92,314
ING GNMA Income Fund	97,525		83,536
Wanger Select	222,850		52,044
ING Aeltus Money Market Fund	275		2,588	*
ING Solution Income Portfolio	3,617		1,623
Common stock of Rewards Network Inc.	2,483,996	*	2,085,082	*

	9,369,606		7,771,336

Investment at contract value:
ING Fixed Account	275,179		189,683

Participant loans	205,234		88,655

Total Investments	$9,850,019		$8,049,674

*	Investments that represent 5% or more of the Plan’s net assets.

REWARDS NETWORK INC.

401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 3—Investments (continued)

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Registered investment companies	$407,056	$658,009
Rewards Network Inc. common stock	(442,266)	177,766

	$(35,210)	$835,775

Investments, in general, are subject to various risks, including credit, interest rate, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4—Investment Contract with Insurance Company

In 2001, the Plan entered into a benefit-responsive investment contract with ING Life Insurance and Annuity Company (“ING”). ING maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at fair value. In the event that the Company terminates its contract with ING, all investment withdrawals or transfers will be directed at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 2.98 percent for 2007 and approximately 2.90 percent for 2006. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 2.65 percent. ING reviews interest rates on a quarterly basis and will adjust rates at their discretion.

REWARDS NETWORK INC.

401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 5—Party-In-Interest

Certain Plan investments are shares of regulated investment companies managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain investments include shares of common stock of Rewards Network Inc., the Plan Sponsor, and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 6—Prohibited Transactions

As a party-in-interest, the Company is required to transmit participant contributions to the Plan within the time period described in 29 CFR 2510.3-102. During 2006, the Plan Sponsor failed to transmit $106,640 in participant contributions on a timely basis. The Company paid $260 in lost earnings to the Plan participants. During 2007, the Plan Sponsor transmitted all participant contributions on a timely basis.

NOTE 7—Tax Status

The Plan adopted a prototype plan sponsored by ING. ING obtained its latest opinion letter dated November 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the opinion letter. The Plan administrator believes that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt at the financial statement dates.

NOTE 8—Reconciliation of Financial Statements to Schedule H Form 5500

The financial statements have been prepared using the accrual method of accounting while the Plan’s Form 5500 has been prepared on the cash-basis method of accounting. The reconciliations between the financial statements and Form 5500 are as follows:

	2007	2006
Total net assets per Form 5500, Schedule H	$9,853,136	$8,049,674
Amounts receivable from employer	41,053	—
Participant loan payments receivable	3,117	—
Unapplied participant loan payments	(3,117)	—

Excess contributions payable	—	(874)

Net assets available for benefits per financial statements	$9,894,189	$8,048,800

Increase in net assets per Form 5500, Schedule H	$1,803,462	$1,238,273
Add: prior year excess contributions payable	874	—
Add: current year receivable	41,053	—
Less: prior year contributions receivable	—	(111,657)
Less: current year excess contributions payable	—	(874)

Increase in net assets available for benefits per financial statements	$1,845,389	$1,125,742

REWARDS NETWORK INC.

401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 9—New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires the impact of a tax position to be recognized in the financial statements if that position is more-likely-than-not of being sustained upon examination, based on the technical merits of the position. A tax position meeting the more-likely-than-not threshold is then to be measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007 did not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 are effective for the Plan beginning January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

REWARDS NETWORK INC.

401(k) AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD

E.I.N. 84-6028875, PLAN NO. 001

DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	ING Life Insurance and Annuity Company	ING Aeltus Money Market Fund	**	$275
*	ING Life Insurance and Annuity Company	ING Baron Small Cap Growth Portfolio	**	589,834
*	ING Life Insurance and Annuity Company	ING Fidelity VIP Contrafund Portfolio	**	727,730
*	ING Life Insurance and Annuity Company	ING Fixed Account	**	275,179
*	ING Life Insurance and Annuity Company	GNMA Income Fund	**	97,525
*	ING Life Insurance and Annuity Company	ING Intermediate Bond Fund	**	154,882
*	ING Life Insurance and Annuity Company	ING JPMorgan Mid Cap Value Fund	**	463,754
*	ING Life Insurance and Annuity Company	ING Oppenheimer Strategic Income Portfolio	**	255,757
*	ING Life Insurance and Annuity Company	ING Solution 2015 Portfolio	**	157,833
*	ING Life Insurance and Annuity Company	ING Solution 2025 Portfolio	**	279,018
*	ING Life Insurance and Annuity Company	ING Solution 2035 Portfolio	**	660,971
*	ING Life Insurance and Annuity Company	ING Solution 2045 Portfolio	**	423,773
*	ING Life Insurance and Annuity Company	ING Solution Income Portfolio	**	3,617
*	ING Life Insurance and Annuity Company	ING T. RowePrice Capital Appreciation	**	206,409
*	ING Life Insurance and Annuity Company	ING VP Index Plus LargeCap Portfolio	**	632,036
	Franklin/Templeton Funds	Mutual Discovery Fund	**	814,362
	Pioneer Funds	Pioneer Fund	**	367,404
*	Rewards Network Inc.	Common Stock	2,355,081	2,483,996

REWARDS NETWORK INC.

401(k) AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD

E.I.N. 84-6028875, PLAN NO. 001

DECEMBER 31, 2007

	American Funds	The Growth Fund of America	**	635,754
	Vanguard Funds	VVIF-Diversified Value Portfolio	**	191,826
	Columbia Wanger Asset Management	Wanger Select	**	222,850
*	Notes Receivable Participant loans	36 loans outstanding with interest rates ranging from 8.25% to 9.25% with maturity dates ranging from November 9, 2008 to February 8, 2013	—	205,234

				$9,850,019

*	Represents a party-in-interest
**	Cost omitted for participant directed investment

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REWARDS NETWORK 401(K) AND PROFIT SHARING PLAN

June 30, 2008	/s/ ROYA BEHNIA
Roya Behnia, Trustee

/s/ CHRISTOPHER J. LOCKE
Christopher J. Locke, Trustee